MASTER VENDOR AGREEMENT

This Agreement (herein referred to as Master Vendor Agreement "MVA") between the following Parties: HempTech Corporation (HTC), herein referred to as Vendor, and Tinkerer's Obsession Labs (TOL) herein referred to as "Customer" is made and entered into by authorized representatives of the Parties who have provided their signatures below, to be effective on the "Effective Date" indicated herein.

1. Definitions

1.1. **"Affiliate"** means, with respect to an entity, any person or entity that directly or indirectly owns, is owned by, or is under common ownership with that entity. In this case, ownership means control of more than 50% interest in an entity.

1.2. **"Agreement"** means (i) the MVA, (ii) any policies or procedures referenced in this Agreement, (iii) any applicable SOWs, and (iv)any exhibits attached to this agreement or will be signed during the term of this Agreement.

1.3. **"Deliverables"** means all products, works, materials, documentation and information provided primarily between Vendor and Customer, but in some instances between Customer and Vendor.

1.4. **"Product and Services"** means all products and services that Vendor offers relevant to this agreement.

1.5. **"grow.droid II"** means the containerized grow platform of the Vendor that includes nursery, grow and curing rooms. This MVA shall survive with any change in name and/or design of the containerized grow platform.

1.6. **"Intellectual Property or IP"** means Vendor's pre-existing and future tools, products and processes, including any hardware and software that will be used to perform under this Agreement.

1.7. **"SOW(s)"** means any of the following, describing Products, Services and/or Deliverables ordered under this Agreement: (i) Customer PO(s), (ii) Detailed Statement of Work, (iii) Written Agreements, signed by authorized parties expressly referencing this Agreement.

1.8. **"Specifications"** means the specifications set forth in: (i) the applicable order/agreement, (ii) any applicable product specifications provided by the Customer, (iii) proposal provided to the Customer by the Vendor describing the product and services.

2. **Scope of Agreement** - this Agreement shall apply to and control, and shall be deemed incorporated into all agreements relating to the purchase of containerized grow system, "grow.droid II" by Customer from Vendor, including without limitation, all forms of purchase orders issued to Vendor by Customer. This Agreement sets forth the entire agreement between Customer and Vendor with respect purchase and sale of grow.droids.

3. **Commitment** - Vendor shall be the exclusive provider of containerized grow systems for the Customer in the following jurisdictions: Alaska, Continental United States and First Nations in Canada. Customer agrees to purchase from Vendor 1000 "grow.droid II's" between 2016 and 2022, primarily to satisfy the grow needs of the people of the Indian Reservations. The product shall meet or exceed the specifications provided by the Customer and detailed in Exhibit A.

4. Pricing - Based on Section 3 above, the pricing per grow system is as follows:

a. For installations within continental US that does not have extreme weather conditions see Exhibit B.
b. For installations in locations with extreme weather conditions see Exhibit B.
c. Taxes and delivery charges will be extra as applicable.
d. If chosen, Systems include CognetiX management platform that provides for local and remote management, plant profiling etc.
e. Does not include any consumables (other than during start-up) and recurring costs for water, power etc.
f. Any State or Federal requirements such as seed-to-sale tracking system where required will be extra as that's provided by a 3rd party. This can also be separately sourced by the Customer.
g. Prices may change depending on the project and location.

5. **Most Favored Nation** - based on the commitment per Section 3, Customer for the term of the Agreement shall enjoy "the most favored nation" clause. For the same specifications and order numbers, Vendor shall not offer anyone else a lower price.

6. **Term** - The Effective Date of this MVA is March 29, 2016. This Agreement shall continue for seven (7) years, unless either Party provides notice to terminate pursuant to the provisions of Section X titled "Termination."

7. **Payment** - For each Customer issued PO/SOW, Vendor shall fund the product and services, Henceforth, Vendor shall be fully paid for the grow system, delivery charges, taxes and any approved expenses beginning with the first money (proceeds of the first harvest), This first payment shall be made not later than 6-months from the date of installation. In addition, Customer shall also pay in perpetuity 10% from the gross profit per grow cycle per site. These payments shall be deposited to the Vendor's account on a quarterly basis post First Harvest.

8. Order Process, Acceptance and Performance of Work

a. Vendor and Customer agree that all Work (Work is defined as all services or Work product delivered by Vendor) performed will be initiated and authorized by agreeing to one or more written Statements of Work (SOW) or PO.
b. A unique name or number shall be used for each SOW/PO prepared under the provisions of this MVA. This may be the Customer's client's name, Customer project name, or Vendors job name or number.
c. Each SOW shall be in writing and signed by both Parties before any Work begins.
d. An Order shall be deemed accepted by Vendor upon the occurrence of the earliest of: (i) Vendor's acknowledgement of such Order, either electronically or otherwise in writing with no changes, exceptions or additions to Order by Vendor; (ii) Vendor's acknowledgement of receipt of such Order, either electronically or otherwise in writing with changes, exceptions or additions accepted in writing by an authorized representative of the Customer; (iii) Vendor's failure to reject such Order in writing within three (3) business days following receipt of such Order; or (iv) Vendor's commencement of production and/or shipment of the items described in such Order. No oral agreement or other understanding shall in any way modify, amend or extend an Order or any terms and conditions thereof.

9. Adjustment to Statement of Work

a. The Parties agree to adjust a SOW when the determined or estimated cost of SOW changes by 5% or more.
b. Either Party may propose a change to the SOW, which may cause an adjustment in the costs of a SOW:
c. In the event the Parties agree to an adjustment of a SOW, the Parties shall prepare a revised SOW that details the original SOW and the adjustment made to it. The Adjustment shall be of the same order of detail and description as the original SOW in identifying and delineating the changes and costs, which both Parties shall sign, before any changes are implemented.

10. Pricing & Expenses

a. Pricing shall be as described in Section 4 of this Agreement and is applicable to all standard orders per specifications detailed in Exhibit A. The Parties may choose to make changes on a case by case basis and all such changes shall be reflected in the SOW.
b. The Parties may elect to describe pricing in each SOW that applies specifically to the Work performed in the respective SOW, provided a Pricing Exhibit is not made part of this MVA.
c. Competitive Pricing. Vendor agrees to provide Customer with competitive pricing for all supplemental work that may be requested by the Customer from time to time. Vendor also commits to periodically assess its costs and pass on any savings for new orders as part of the commitment of this Agreement. Parties agree to meet on an annual basis to review costs and make adjustments where required. Any pricing adjustment shall not be retroactive.
d. Third-Party Costs. Vendor represents and warrants all software and hardware that is used to provide the Product. Vendor agrees to absorb all upward revisions to these costs. In the event Vendor cannot absorb these cost increases, Vendor shall make substitutions ensuring the quality of new hardware and software shall be maintained at a minimum at the same level as the previous version, and such substitutions will be approved in writing by Customer.
e. Travel, meals and expenses. Customer agrees to pay Vendor for all costs associated with any installation, maintenance and project management expenses during the implementation phase of grow systems. These

optional costs are predicated on the place and duration of the stay.

11. Invoicing, Payment & Accounting

a. For each project, Vendor shall submit no more than one invoice to Customer. The work and amounts on the invoice shall be in accordance with the provisions of this MVA and respective SOW.
b. Invoices shall be mailed or emailed as required by the Customer.

c. All invoices shall include:
   i. MVA number
   ii. Vendor's name, exactly as it appears in this MVA
   iii. A unique number that describes the SOW or project name that the invoice represents.

d. Customer shall make payment in arrears (after services are performed and accepted)
e. Customer shall make payments in accordance with section 7 of this agreement.
f. Taxes - any taxes collected by the Vendor from the Customer shall be promptly sent to the appropriate jurisdictions.
g. Accounting and Audit - Vendor agrees to maintain complete and accurate records associated with this MVA in accordance with generally accepted accounting practices of the United States. Vendor shall maintain and make available to Customer such records for a period of twelve (12) months after final payment of the last SOW of record that audit was associated with.

12. Product Standards

a. General. Subject to the terms and conditions of this agreement, Vendor shall build, package and deliver products as described in the SOW. All products provided to Customer under this agreement shall be of such quality and have such attributes such that they meet or exceed Customer's specifications. Vendor warrants that all products are free from any defects or other faults in design, workmanship, and materials.
b. Product Testing. Vendor, at its sole cost and expense shall perform, or cause to be performed, all tests on the Products and certified by the appropriate authorities in the US (if required). In addition, the Products shall also meet the required code requirements of the specific municipalities (if required).
c. Documentation. Vendor shall obtain and maintain, at its sole cost and expense all documentations, lab certifications, data sheets, test results and other such information. Vendor shall provide or make available, through its portal pdf versions of such documentation.
d. Facility Inspections. Vendor shall make available its facilities available for periodic inspections by the Customer or their clients. All visits shall be coordinated through the appropriate personnel/department of the Vendor.

13. Termination

a. General Termination for Convenience. Either Party may terminate this MVA upon written notice to the other Party provided no SOW is in progress.
b. Customer Termination for Cause. If Vendor: (i) fails to meet delivery schedule of Work in a SOW, (ii) fails to provide an acceptable level of Work associated with deliverables in a SOW or (iii) breaches a material term or condition of this MVA and such failure(s) or breach are not reasonably corrected or made to be in compliance within thirty (30) calendar days after Customer's' written notice to Vendor of such failure or breach, Customer may, at its election, give written notice of its intention to terminate this MVA and/or any SOW (whether or not in progress) together with reservation of any rights and remedies under law and without further liability or obligation to Vendor. Such termination will be effective, in either case, upon the date selected by Customer and shall be not less than thirty (30) calendar days following Customer notice to Vendor of such failure(s) or breach. Vendor will be paid for all services performed and satisfactorily accomplished up to the date of termination as determined by Customer and Customer shall be paid all money owed by Vendor up to the date of termination as determined by the provisions of this MVA.
c. Vendor Termination for Cause. If Customer materially breaches any term or condition of this MVA, including, without limitation, fails to make payment per the terms of Sections 7 and 11 herein, and such failure or breach is not reasonably corrected, or made to be in compliance within thirty (30) calendar days after Vendor's written notice to Customer of such failure or breach, may, at its election, give written notice of its intention to terminate this MVA and/or any SOW (whether or not in progress) together with reservation of any rights and remedies under law and without further liability or obligation to Customer.
d. Vendor Termination for Convenience. Provided no SOW is in progress or is incomplete, Vendor may terminate this MVA by providing written notice to Customer of such termination, in which event this MVA shall terminate

on the date indicated. Vendor may not terminate this MVA if a SOW is in progress or incomplete and Vendor's obligations are yet to be completed. It is the exclusive right of Customer to demand Vendor to satisfactorily complete the Work in the SOW providing all deliverables that have been agreed to, unless Customer, at its exclusive discretion determines that Vendor may discontinue Work.

14. **Confidential Information.** The Parties acknowledge that, in the course of performing its obligations under this Agreement, it may have access to confidential information of Customer and Vendor or their affiliates. Parties shall use the confidential Information only in furtherance of this Agreement and shall not transfer or otherwise disclose the information to any third party. Vendor shall (i) give access to such confidential information solely to those employees with a need to have access thereto for purposes of this Agreement, and (ii) take the same security precautions to protect against disclosure or unauthorized use of such information as Vendor takes its own confidential information but, in no event, shall Vendor apply less than reasonable standard of care to prevent disclosure or unauthorized use. Parties shall promptly return or destroy all confidential information upon termination of this Agreement. For purposes of this Agreement, "Confidential Information" shall mean confidential or other proprietary information that is observed or obtained by Vendor or Customer or their agents under this Agreement including, without limitation, designs, drawings, product specifications and documentation, business and product plans and data and other confidential business information. Confidential information shall not include information which: (i) is or becomes public knowledge without any action by, or involvement of the Parties; (ii) is already known to the Parties at the time of disclosure without restriction of confidentiality, as evidenced in writing; or (iii) is required under judicial or governmental order or procedure to be disclosed provided that Parties give one another prior notice to contest such order or procedure.

15. Indemnification and Hold Harmless

a. Both the Vendor and Customer, respectively, shall indemnify, defend and hold the other harmless from any claims, demands, expenses, lawsuits, actions, obligations, or liabilities arising or resulting from any default by the indemnifying party under any of the terms, covenants, and conditions of this MVA.
b. In the event Vendor, its officers, employees, agents, and subcontractors enter premises occupied by or under the control of Customer, Vendor shall indemnify and hold harmless Customer, its officers, employees and agents from any loss, damage, expense or liability by any reason of, or property damage or personal injury (including death) of whatsoever nature or kind arising out of, as a result of, or in connection with such performance occasioned in whole or in part by the actions or omissions of Vendor, its officers, employees, agents, or subcontractor excepting such loss, cost or damage occasioned by fault or negligence of Customer.
c. Vendor shall assume all risk related to travel and release Customer from any liability related to personal injury or other harm incurred as a part of traveling to perform Work under this MVA. In the event Customer bears any expense related to the matters described in this paragraph, Vendor agrees to reimburse Customer for same, and have such amounts deducted from payments owed pursuant to this MVA and applicable SOW.

16. **Insurance.** Vendor agrees to provide and keep in full force and effect during the term of this MVA the kinds and minimum amounts of insurance.

17. Other Provisions

a. The Parties may agree to additional Exhibits to this MVA that further outline their agreement. Such Exhibits shall be incorporated prior to the execution of this MVA. These Exhibits shall apply to this MVA and any SOW shall adhere to such Exhibits. After this MVA is executed, additional Exhibits may be incorporated into this MVA by amendment. However, any amendment must be mutually signed by both parties prior to being incorporated into this MVA and before any Work is performed in association with such amendment.
b. The Parties agree that all information exchanged under this MVA and any SOW shall be in English.
c. Force Majeure. Either Party in the event of any intervening "force majeure" (natural disaster, war, etc.) recognized under the governing law, may terminate Work associated with a SOW. In the event of such termination, the Party's shall be compensated in accordance with the provisions of this MVA and SOW.
d. Compliance with Laws. All Work, which includes goods, materials, supplies, services, and workmanship associated with this MVA shall conform to all applicable federal, state, and local laws, codes, regulations and requirements. Goods, materials, supplies and equipment shall be manufactured and provided in accordance with best industry practices and standards.

e. Anti-Terrorism. In executing this MVA, Vendor understands that U.S. Executive Orders and U.S. law prohibits transactions with, and the provision of resources and support to, individuals and organizations associated with terrorism. It is the legal responsibility of Vendor to ensure compliance with these Executive Orders and laws, and Vendor hereby warrants to Customer that it has achieved and will maintain such compliance.

f. Relationship of the Parties. The relationship of Customer and Vendor is that of independent contracting parties and is not and shall not be deemed to be any other relationship, including without limitation, that of joint venture, subcontractor, joint employers or principal and agent.

g. Press Releases:
   i. The Parties may prepare Press Releases regarding their business relationship, provided the entire content in final form of each communication has been reviewed and written approval has been exchanged between both Parties.
   ii. Press Release privileges shall terminate the day this MVA terminates or expires.

h. Governance. This MVA and any transaction between Customer and Vendor will be governed and construed in accordance with the laws of the State of Florida applicable to contracts executed and performed entirely within that state. Any litigation or action in relation to this agreement or its breach shall be in the Circuit Court in and for Pinellas County, Florida.

i. Attorney Costs. Except as otherwise provided herein, if any action is brought to enforce this MVA, SOW, or any provision hereof, to rescind the same, to collect damages for an alleged breach hereof, or for declaratory judgment hereunder, the party prevailing in such action shall be entitled, in addition to any other remedy, to its costs and reasonable attorneys' fees incurred in enforcing the terms herein.

j. Waiver. The failure of a Party to enforce at any time the provisions of this MVA shall not be construed as a waiver of any provision of it, or of the rights of such Party thereafter to enforce each and every provision of it.

k. Agreement, Precedence and Amendment. This MVA supersedes any and all prior representations, communications, or understandings, whether written or oral, regarding the subject matter in this MVA. In the event of conflict, the following order of precedence applies: (a) this MVA including any Exhibit; (b) a signed SOW. This Agreement may be modified only by a written agreement signed by authorized representatives of both Parties.

l. Place of Business & Contact Information. The place of business of each Party to this MVA is indicated below, along with the point of contact for each Party to be used for all contractual communications associated with this MVA:

If to Customer:	If to Vendor:
Tinkerers Obsession Labs LLC	HempTech Corp.
487 East Main Street	Attn: Vendor & Contract Services
Suite No. 340	10901 Roosevelt Blvd. N
Mount Kisco, NY 10549	St. Petersburg, FL 33716
Email: CDePalma@aol.com	Email: info@hemptechcorp.com

IN WITNESS WHEREOF, CUSTOMER and Vendor agree to the Effective Date the Parties have indicated (above) based on the signatures of their authorized representatives below:

Tinkerers Obsession Labs LLC	HempTech Corp.
By: [signature]	By: [signature]
Name: Carmine DePalma	Name: [illegible]
Title: MANAGING MEMBER	Title: CEO
Date: 3/30/2016	Date: [illegible]